Exhibit 4.7

Chairman’s Office Telecom Corporation of New Zealand Limited [Date] [Name] [Address] [Address] [Address]

Dear [—]

APPOINTMENT TO THE BOARD OF TELECOM

On behalf of Telecom Corporation of New Zealand Limited (“Telecom”), I am delighted to invite you to join the Board of Telecom (“Board”).

This appointment is conditional upon:

(a)	receipt by us of a counter-signed copy of this letter;

(b)	formal approval of your appointment by each Director of Telecom by way of Directors’ resolution;

(c)	receipt by us of your signed Notice of Consent to Act as a director pursuant to the Companies Act 1993, in the prescribed form; and

(d)	your signed acknowledgement and undertaking in terms of Rule 2.2.2 of the NZSX Listing Rules in which you agree to be bound by those rules.

If you accept this invitation and the terms of this letter, and the above conditions are satisfied, you will be appointed as a Director of the Board with effect from [—].

This letter and the terms of your appointment should be read subject to Telecom’s Constitution, the listing rules of any exchange on which Telecom is listed, and applicable law, as any of these may be amended from time to time.

Term of appointment

Once your appointment takes effect, it shall be terminable by you by delivering a signed notice of resignation to the address for service of the Company. Your appointment as a Director will also terminate:

(a)	if an ordinary resolution is passed by shareholders at a meeting called for the purpose of, or for purposes that include, your removal from the position of Director; or

(b)	for any of the reasons specified from time to time in Telecom’s Constitution, the listing rules of any exchange on which Telecom is listed or any applicable legislation.

You will be required to stand for election at the [—] annual meeting of shareholders. Following your election by shareholders, you will be subject to periodic retirement by rotation, together with other non-executive members of the Board. In accordance with the current NZX and ASX listing rules, one third of directors must retire at each annual meeting and no director may hold office past the third annual meeting following his or her appointment. Each director subject to retirement by rotation at an annual meeting is eligible for re-election by shareholders at that meeting.

Notwithstanding the above, when a Director is coming to the end of the applicable period of office, the Board will consider whether or not the Director should be invited to stand for re-election for a further term. You agree not to seek re-election on any occasion if the Chairman informs you that your re-election does not have the support of a majority of Directors.

Independence classification and interests register

The Board must carry out a thorough assessment of any relationships or interests you hold that may give rise to an actual or potential conflict of interest, in accordance with the criteria specified in the Board Charter and the Companies Act 1993. Telecom is required to notify the market of a director’s independence status no later than 10 business days following their appointment.

You are also required to disclose to the Board and to the Group Company Secretary all relationships you have with Telecom, and relevant private or other business interests, for entry in the interests register (including any potential transactions which may constitute a transaction by Telecom with a related party under the listing rules of any exchange on which Telecom is listed).

You agree that you will consult with the Chairman before accepting any other (or further) directorships of companies, or taking any other action, relevant to an assessment of your independence.

Whenever any of your interests change (due to your resignation or future appointment), you are required to inform the Group Company Secretary of the amendments within two business days or immediately if that change may lead to a different assessment of independence under the Board Charter.

You otherwise agree to provide Telecom with all information it may reasonably require to confirm your independence under the Board Charter or as required by the listing rules of any exchange on which Telecom is listed.

Obligations and responsibilities

You shall be subject to the general and specific duties and obligations imposed on directors by law and by the listing rules of any stock exchange that Telecom is listed on from time to time. Advice on the application of such duties can be provided or procured for you by the Group Company Secretary on request.

You will be provided with a handbook which contains copies of relevant Board governance materials including Telecom’s Constitution, the Board and Committee Charters, relevant Telecom policies and the Directors’ Code of Ethics. In addition, new Directors are given access to recent Board and Committee papers and meeting minutes.

During the period of your appointment, you are required to comply with all of Telecom’s Board and applicable Committee charters, policies, codes and procedures as then in force, as well as such other requirements or policies as the Board may from time to time specify. Any new requirements or policies or amendments to these requirements or policies will be provided to you. Directors are expected to carry out their duties in accordance with all applicable legal standards and standards of good corporate governance. It is expected that Directors will devote sufficient time to be prepared fully for all meetings.

You agree to provide Telecom with all such information and take all such steps it may reasonably require to meet:

(a)	its obligations under any applicable law;

(b)	the requirements of, or principles or guidelines under, the listing rules of any exchange on which Telecom is listed; and

(c)	the standards of good commercial practice as determined by the Board from time to time.

Power of Directors

During your term as Director of Telecom and subject to Telecom’s Constitution, you acknowledge that:

(a)	the business of Telecom is to be managed by or under the direction of the Board; and

(b)	the Directors may exercise all of the powers of Telecom, except those powers required to be exercised by Telecom in a general meeting.

Meetings

As a Director, you will perform the normal duties of a director, including (without limitation) attending scheduled and special Board meetings, and each annual meeting.

It is preferred that you attend all of the scheduled meetings in person; however, if this is not possible, you agree to participate in the relevant meeting by video conference or audio. It is highly recommended that you attend the annual meeting in person.

Guidelines are in place to ensure that papers to be considered at meetings are distributed to Directors well in advance of meetings to enable a sufficient time to review papers prior to the meetings. This paragraph is not intended to replace or limit the duties imposed on you by law.

Details relating to the time and location of Board meetings to be held will follow.

Committees

You may be appointed by the Board to act as a member or chairperson of one or more Board Committees. The current Board Committees are the Audit and Risk Management Committee, the Nominations and Corporate Governance Committee and the Human Resources and Compensation Committee. From time to time, ad hoc committees may be formed to consider particular matters.

Committees usually meet on the day prior to, or the day of, the Board meetings. You are not required to attend the meetings of Committees that you have not been appointed to; however, you will have all papers available to you and will receive full minutes of these meetings.

Induction Training and Continuing Education Arrangements

Telecom will tailor an induction programme for you to ensure that, as a new Director, you are appropriately introduced to management and the business and that you are acquainted with relevant local industry knowledge.

Telecom expects its Directors to educate themselves on an ongoing basis to ensure that they may appropriately and effectively perform their duties.

Visits to specific Company operations when appropriate and briefings from key executives and industry experts will be arranged as required.

Remuneration

The fee payable for your services will be NZ$130,000 per annum plus GST (if applicable), less any applicable withholding tax, commencing with effect from the date of your appointment, and subject to increase on shareholder approval.

If you undertake the role as chairperson of the Audit and Risk Management Committee or Human Resources and Compensation Committee, then you are expected to be entitled to an additional fee of NZ$35,000 or NZ$30,000 respectively for that role. If you are a member of the Audit and Risk Management Committee and/or Human Resources and Compensation Committee, then you are expected to be entitled to a fee of NZ$17,000 or NZ$15,000 respectively, noting that only one Committee fee (being the higher fee) is payable even if you are a member of more than one Committee.

You will be entitled to certain information, technology, computing and communication services and the reimbursement of your expenses in accordance with the terms of the Directors’ Expenses Policy from time to time.

Insurance and Indemnities

Currently Telecom holds an insurance policy for its Directors and Officers and grants them an indemnity, which in accordance with Telecom’s Constitution indemnifies Directors and Officers to the maximum extent permitted by law. A deed of indemnity relevant to non-executive Directors will be provided to you in due course.

Securities Trading and Shareholding

Telecom’s Insider Trading Policy governs the ability for Directors and Officers to trade Telecom shares. By signing this letter, you agree to comply with that policy (as amended from time to time). A key feature of this policy is that Directors must obtain the Chairman’s consent prior to trading. Directors are encouraged but not required to hold shares in Telecom. The Board has discretion to approve alternative arrangements where it considers it appropriate.

Within five business days of your appointment, it will be necessary to file with the NZX and the ASX a notice of your relevant interests in Telecom securities and related matters pursuant to the listing rules of those exchanges and applicable securities markets laws. On receipt of your disclosure of interests, we will attend to these filings on your behalf.

You also agree to provide all information to Telecom required for filing with the NZX and ASX within three business days after any dealing in Telecom’s securities which results in a change in your relevant interests in Telecom securities.

Professional Advice

Directors are empowered to consult with external advisers at Telecom’s expense to enable them to perform their duties. In addition, Directors may inspect any of Telecom’s records at any time. Prior consultation with the Chairman is expected prior to engagement of outside advisers.

Access

(a)	To Board Papers

During the period of your appointment and afterwards for seven years (or such longer period decided by Telecom), you will be permitted access during business hours to those Board Papers which relate to the period of your term in office and will be provided with a copy of such Board Papers upon request.

Board Papers means all information in tangible form including board papers, submissions, minutes, letters, memoranda, board committee and sub-committee papers and documents referred to in any of those documents, provided to you during the time that you are a Director of Telecom and in that capacity.

(b)	To Information and Employees

You will be provided with all appropriate financial and operating information necessary for the performance of your duties. While you are a Director, you will be granted access to any information or employees you believe you need to have access to in order to carry out your duties, subject to any applicable law that would restrict the disclosure of information. Notwithstanding any provisions in this letter, if you take legal action against Telecom or intend to do so, your rights of access will be limited to those rights provided by law.

Confidentiality

You must apply the highest standards of confidentiality and not disclose to any person (whether during the course of the appointment or at any time before or after) any confidential information concerning Telecom or its subsidiaries, other than to discharge your legal duties. When you cease to be a Director you agree to return to Telecom all property, materials and documents of Telecom, other than such documents as you reasonably need to retain as a record of the discharge of your duties to Telecom.

You agree that you will not reveal or make known any of the matters, affairs, or concerns which may come to your knowledge as a Director of Telecom, to any person or persons whatsoever, except in the course and in the performance of your duties, or under the compulsion or obligation of law, or when officially required to do so by the Board, or by the auditors of Telecom, or by any annual meeting.

Privacy

(a)	You acknowledge that any personal information you have provided or will provide to Telecom, as a result of your appointment as a Director or otherwise, may be used or disclosed by Telecom as described below.

(b)	Telecom may use or disclose your information for any of the following purposes (including disclosing it to a related body corporate of Telecom who may also use it for these purposes):

(i)	to comply with the listing rules of any exchange on which Telecom is listed;

(ii)	to comply with any applicable law;

(iii)	for corporate governance purposes, and to monitor compliance with internal policies and this letter;

(iv)	to comply with any statutory, regulatory or stock exchange requirements or periodic reporting obligations under laws in any jurisdiction which require Telecom to disclose information to any statutory body, regulator or stock exchange regulatory authorities; and

(v)	to prepare offering memoranda, prospectuses, disclosure statements, registration statements, information memoranda and like associated documents in connection with the offering and sale of debt, equity and hybrid securities.

(c)	You may ask for access to the personal information that Telecom or its related bodies corporate hold about you in your capacity as a Director of Telecom. To find out what sort of personal information Telecom holds about you as a Director, or to make a request for access, you should contact Telecom’s Group Company Secretary. If, for any reason, Telecom is unable to grant access to you to any personal information, Telecom will advise you of that reason.

(d)	You acknowledge that, if you fail to provide any information required under this letter, you will breach the terms of your appointment and you may also be in breach of your obligations under applicable listing rules or at law.

Fellow Directors

Full details of your fellow Board members including contact information will be provided to you and your details will be provided to your fellow Board members. Would you please ensure that any alterations are promptly notified to the Group Company Secretary.

Governing Law

This letter is governed by, and shall be construed in accordance with, New Zealand law.

Agreement to Appointment

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely

[—]

Chairman

for and on behalf of

Telecom Corporation of New Zealand Limited

I confirm and agree to the above

[Insert name of Director]

Date: